UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Givsly, PBC

Legal status of issuer

    Form
    Public Benefit Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    August 3, 2020

Physical address of issuer
465 Memorial Drive SE Atlanta, GA 30312

Website of issuer
https://www.givsly.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
SAFE Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:

☑   Yes

☐   No

Oversubscriptions will be allocated:

☐   Pro-rata basis

☑   First-come, first-served basis

☐   Other:

Maximum offering amount (if different from target offering amount)
$750,000

Deadline to reach the target offering amount
July 22, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
7

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$794,984	$462,315
Cash & Cash Equivalents	$181,551	$162,230
Accounts Receivable	$216,000	$45,000
Short-term Debt	$226,200	$150,000
Long-term Debt	$753,147	$484,069
Revenues/Sales	$1,210,686	$412,929
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income (Loss)	$(26,956)	$(188,773)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
5/10/2022

Givsly, PBC



Up to $750,000 of SAFE Notes

Givsly, PBC, "Givsly", the "Company", "we", "us", or "our"), is offering up to $750,000 worth of SAFE Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by July 22, 2022, (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned. Investors who completed the subscription process by July 8, 2022 (the "Campaign End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Campaign End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $750,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such statements or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://www.givsly.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/givsly

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this

Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Givsly, PBC ("the Company") is a Delaware Public Benefit Corporation, incorporated on August 3, 2020.

The Company is located at 465 Memorial Drive SE Atlanta, GA 30312.

The Company's website is https://www.givsly.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/givsly and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$750,000
Purchase price per Security	Determined in conjunction with a broker-dealer: Not Applicable.
Minimum investment amount per investor	$1,000
Offering deadline	July 22, 2022
Use of proceeds	See the description of the use of proceeds on page 10 and 11 hereof.
Voting Rights	See the description of the voting rights on page 11 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Total Amount Raised may include investments made outside of the SeedInvest platform, via Regulation D. $145,000 has been raised prior to the launch of the SeedInvest campaign. The earliest investment counted towards the escrow target was made in April 2022. There is no guarantee that the Company has this cash available for operations as of the date of launch.

The Company has not filed a Form D for its convertible note offering from March 2020 and February 2021. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The advertising market is an industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Lotta Lautsuo, Stephen Anderson, Susu Grace and Stuart Stoller. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company has outstanding liabilities. The Company owes investors approximately $691,500 in Convertible Notes. The convertible notes are convertible into Common Stock at a conversion price. The conversion price for 2019 and 2020 Convertibles is defined as the product of (x) 100% less the Discount and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing or the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the corporate transaction. The conversion price for 2021 convertibles is defined as the capped price or the discount price, whichever is less.

The company has the following related party transactions. The company received $5,000 from the founder's friend in 2019. The loan did not bear any interest and it was repaid in full during 2021. In 2021 and 2020, the Company paid one of its Board of Directors $6,000 and $7,000, respectively, for providing certain accounting and tax services.

You are investing in a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.

The Company is authorized to issue a large number of additional shares of Common Stock. The Company may decide to raise additional capital through the sale of additional shares of Common Stock in the future, which may cause dilution to the purchasers of Safes. Because the Company is authorized to issue a large number of shares of Common Stock, the Investors in this offering will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control, economic interest and respective percentage ownership of the Company's outstanding stock.

The company's definition of company capitalization does not include stock grants or Safes. These securities have the potential to convert into equity, which may subject investors to material dilution of their overall ownership as a result of additional shares being added to the company's capitalization. Such dilution may reduce the Investor's control, economic interest and respective percentage ownership of the Company's outstanding stock.

The company's definition of liquidity capitalization does not include stock grants or Safes. These securities have the potential to convert into equity, which may subject investors to material dilution of their overall ownership as a result of additional shares being added to the company's capitalization. Such dilution may reduce the Investor's control, economic interest and respective percentage ownership of the Company's outstanding stock.

The Company's Board of Directors (the "Board") has the ability to unilaterally amend the Company's Bylaws. This means that the Board may change the bylaws without any approval of the shareholders. The Board's interests may not always be aligned with those interests of the shareholders. For this reason, you must be willing to accept the risk that the Board may amend the Bylaws in a manner which is negatively impactful to the shareholders.

Risks Related to the Securities

The SAFE Notes will not be freely tradable until one year from the initial purchase date. Although the SAFE Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the SAFE Notes. Because the SAFE Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the SAFE Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the SAFE Notes may also adversely affect the price that you might be able to obtain for the SAFE Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling SAFE Notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the SAFE Notes reach their maturity date, investors (by a decision of the SAFE Note holders holding a majority of the principal amount of the outstanding SAFE Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the SAFE Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $$10,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $$10,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $$10,000,000 valuation cap, so you should not view the $$10,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the SAFE Notes. The SAFE Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the SAFE Notes can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

Givsly is a purpose-driven marketing solution that drives better business results through giving back to communities. By utilizing Givsly's suite of solutions, users are able to drive business outcomes while achieving social and environmental commitments and expectations. Since its launch in April 2020, Givsly's platform has generated over one million dollars in impact to more than 285 nonprofits.

Business Plan

There are two key ways to utilize Givsly solutions:

1. The first is through the Givsly platform. Marketers can easily access the platform to integrate "off the shelf" solutions into any marketing strategy. Companies currently utilize Givsly's tools for lead generation, content downloads, surveys and much more. By using our tools, our clients are seeing more effective results. Based on these results, we rolled out subscriptions to our clients this year to accelerate our recurring revenue model.

2. The second is our nonprofit API that allows companies to integrate our nonprofit partners into their own platform or advertising creative. For example, brands can trigger a nonprofit donation when users engage with their advertising. This drives their ability to support causes important to them while also increasing the performance and engagement of their ad campaign. Clients can access the API through our subscription model plus we charge additional fees based on the volume of transactions each partner is driving.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.5% of the proceeds, or $47,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.83% of the proceeds, or $66,250, towards offering expenses.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised

Engineering	60%	60%	46%
Operations	40%	40%	27%
Business Development	0%	0%	27%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Chad Hickey	CEO & Director	CEO of company
Lotta Lautsuo	Head of Product & Director	Leads product for the company
Stuart Stoller	Director	Accountant, board member and CFO of other company

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Anti - Dilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	5,403,020	Yes	N/A	N/A	72.99%	None
Employee Stock Option Pool	2,000,000	Yes	N/A	Exercisable for common stock	27.01%	None

The Company has no current, outstanding debt agreements or long-term liabilities. The Company has short-term liabilities consisting of balances of accounts payable, credit cards, and factoring liabilities.

Ownership
A majority of the Company is owned by Chad Hickey.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Chad Hickey	4,500,000 shares of common stock	60.79%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Givsly PBC was incorporated on December 26, 2018,in the state of New YorkunderthenameLucky ForksCorp. On March 13, 2020, Lucky Forks Corp was incorporated in the state of New York and changed its name to Givsly. On

August 3, 2020, the company incorporated in the state of Delaware under the name of Givsly PBC. The financial statements of Givsly PBC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Atlanta, Georgia.

Givsly is a purpose-driven marketing solution that drives better business results through giving back to communities. By utilizing Givsly's suite of solutions, users are able to drive business outcomes while achieving social and environmental commitments and expectations. Since its launch in April 2020, Givsly's platform has generated over one million dollars in impact to more than 285 nonprofits. The software was recognized in Fast Company's "World Changing Ideas Awards 2021."

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $299,151.52 in cash on hand as of April 30, 2022 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the near future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. The SAFE Notes are being offered with a valuation cap of $10,000,000.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	May 31, 2020	Regulation D	Convertible Note	$450,000	Funding continuing operations
Pre-Seed	February 28, 2021	Regulation D	Convertible Note	$241,500	Funding continuing operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The SAFE Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "equity financing."
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the SAFE Notes sold in this Offering will convert will be:

- At a discount of 20 % to the price in the qualified equity financing, subject to a $10,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the SAFE Note plus accrued unpaid interest, or the amount of stock the SAFE Note would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $10,000,000 valuation cap.

The securities into which the SAFE Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

Dilution
Even once the SAFE Notes converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated

under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The company received $5,000 from the founder's friend in 2019. The loan did not bear any interest and it was repaid in full during 2021.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your SAFE Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *Chad Hickey*
_____
(Signature)

Chad Hickey
_____
(Name)

CEO and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Chad Hickey*
_____
(Signature)

Chad Hickey
_____
(Name)

CEO and Director
_____
(Title)

5/10/2022
_____
(Date)

/s/ *Lotta Lautsuo*
_____
(Signature)

Lotta Lautsuo
_____
(Name)

Head of Product and Director
_____
(Title)

5/10/2022
_____
(Date)

/s/ *Stuart Stroller*
_____
(Signature)

Stuart Stoller
_____

(Name)

Director
_____

(Title)

5/10/2022
_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

GIVSLY, PBC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Givsly, PBC
Atlanta, Georgia

We have reviewed the accompanying financial statements of Givsly, PBC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 15, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	181,551	$	162,230
Acccounts Receivable, net		216,000		45,000
Prepaids and Other Current Assets		-		10,800
Total Current Assets		**397,551**		**218,030**
Intangible Assets		397,432		244,285
Security Deposit		-		-
Total Assets	$	**794,984**	$	**462,315**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Due to Related Parties	$	5,000	$	5,000
Deferred Revenue		177,500		145,000
Other Current Liabilities		43,700		-
Total Current Liabilities		**226,200**		**150,000**
Promissory Notes and Loans		-		13,465
Convertible Note		691,500		450,000
Accrued Interest on Convertbile Note		61,647		20,604
Total Liabilities		**979,347**		**634,069**
STOCKHOLDERS EQUITY				
Common Stock		54		3
Additional Paid in Capital		115,868		101,573
Retained Earnings/(Accumulated Deficit)		(300,285)		(273,330)
Total Stockholders' Equity		**(184,363)**		**(171,754)**
Total Liabilities and Stockholders' Equity	$	**794,984**	$	**462,315**

See accompanying notes to financial statements.

GIVSLY PBC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ 1,210,686	$ 412,929
Cost of Goods Sold	-	-
Gross profit	1,210,686	412,929
Operating expenses		
General and Administrative	1,068,458	551,936
Sales and Marketing	132,515	30,568
Total operating expenses	1,200,973	582,505
Operating Income/(Loss)	9,713	(169,576)
Interest Expense	41,043	19,344
Other Loss/(Income)	(4,374)	(147)
Income/(Loss) before provision for income taxes	(26,956)	(188,773)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (26,956)**	**$ (188,773)**

See accompanying notes to financial statements.

GIVSLY PBC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2019	265,993	$ 3	$ 94,948	$ (84,557)	$ 10,393
Issuance of Restricted Stock	4,158	0	6,789		6,789
Shareholder Distribution			(163)		(163)
Net income/(loss)				(188,773)	(188,773)
Balance—December 31, 2020	270,151	3	101,573	$ (273,330)	$ (171,754)
Stock Split (20:1)	5,132,869	51			51
Share-Based Compensation			14,295		14,295
Net income/(loss)				(26,956)	(26,956)
Balance—December 31, 2021	**5,403,020**	**$ 54**	**$ 115,868**	**$ (300,285)**	**$ (184,363)**

See accompanying notes to financial statements.

GIVSLY PBC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(26,956)	$	(188,773)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of Intangibles		119,033		-
Share-based Compensation		14,295		6,789
Changes in operating assets and liabilities:				
Acccounts Receivable, net		(171,000)		30,000
Prepaids and Other Current Assets		10,800		17,238
Deferred Revenue		32,500		70,000
Due to Related Parties		-		-
Other Current Liabilities		43,700		(42)
Security Deposit		-		4,400
Net cash provided/(used) by operating activities		**22,373**		**(60,388)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(272,180)		(244,285)
Net cash provided/(used) in investing activities		**(272,180)**		**(244,285)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Stock		51		-
Shareholder distribution				(163)
Borrowing on Promissory Notes and Loans		(13,465)		13,465
Borrowing on Convertible Notes		282,543		359,344
Net cash provided/(used) by financing activities		**269,129**		**372,646**
Change in Cash		19,322		67,972
Cash—beginning of year		162,230		94,258
Cash—end of year	**$**	**181,552**	**$**	**162,230**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest				
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Givsly PBC was incorporated on December 26, 2018, in the state of New York under the name Lucky Forks Corp. On March 13, 2020, Lucky Forks Corp was incorporated in the state of New York and changed its name to Givsly. On August 3, 2020, the company incorporated in the state of Delaware under the name of Givsly PBC. The financial statements of Givsly PBC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Atlanta, Georgia.

Givsly is a purpose-driven marketing solution that drives better business results through giving back to communities. By utilizing Givsly's suite of solutions, users are able to drive business outcomes while achieving social and environmental commitments and expectations. Since its launch in April 2020, Givsly's platform has generated over one million dollars in impact to more than 285 nonprofits. The software was recognized in Fast Company's "World Changing Ideas Awards 2021."

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

 Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Intangible Assets

The Company capitalizes developed software for its platform. Software will be amortized over the expected period to be benefitted, which may be as long as five years.

Income Taxes

Givsly PBC is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its platform products (Givsly Open Platform, Givsly Platform Subscriptions, Givsly API, and Givsly Platform Sponsorship).

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $132,515 and $30,568, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3— Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis.

This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 15, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaid Expenses	-	10,800
Total Prepaids and Other Current Assets	$ -	$ 10,800

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued expenses	43,700	-
Total Other Current Liabilities	$ 43,700	$ -

4.   INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,		2021		2020
Software development costs (platform)	$	516,465	$	244,285
Intangible assets, at cost		**516,465**		**244,285**
Accumulated amortization		(119,033)		-
Intangible assets, Net	$	**397,432**	$	**244,285**

Entire intangible assets have been amortized. Amortization expense for software for the fiscal year ended December 31, 2021, and 2020 was in the amount of $119,033 and $0 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	162,676
2023		162,676
2024		72,080
Thereafter		-
Total	$	**397,432**

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2021, and December 31, 2020, 5,403,020 and 270,151 shares of Common Stock have been issued and are outstanding.

6.   SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 2,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$ 0.06	-
Granted	-		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	-	$ 0.06	10.33
Exercisable Options at December 31, 2020	-	$ 0.06	10.33
Granted	-	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	102,000	$ 0.06	9.33
Exercisable Options at December 31, 2021	33,000	$ 0.06	9.33

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $2,094 and $0, respectively.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2019	819,860	$ 0.06	-
Granted	83,160		
Vested	-		
Forfeited	-		-
Outstanding at December 31, 2020	903,020	$ 0.06	8.62
Granted	-	$ 0.06	
Vested	-	$ -	
Forfeited	-	$ -	
Outstanding at December 31, 2021	903,020	$ 0.06	7.62

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2021 and 2020 was $12,201 and $6,789.

7.   DEBT

Promissory Notes & Loans

During 2021, the Company received a PPP loan in the amount of $13,465. The details of the loan and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP Loan	$ 13,465	1.00%	1/5/2020	forgiven in 2021	$ -	$ -	$ -	$ -	$ -	$ 90	$ 90	$ -	$ 13,465	$ 13,465
Total					$ -	$ -	$ -	$ -	$ -	$ 90	$ 90	$ -	$ 13,465	$ 13,465

In 2021, the PPP was forgiven in full.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2019 Convertible Notes (various lenders)	$ 110,000	5.00%	10/15/2019	10/15/2023	5,500	14,120	-	110,000	110,000	5,500	6,760	-	$ 110,000	110,000
2020 Convertible Notes (various lenders)	$ 340,000	5.00%	fiscal year 2020	10/15/2023	17,000	36,593	-	340,000	340,000	13,844	13,844	-	$ 340,000	340,000
2021 Convertible Notes (various lenders)	$ 241,500	5.00%	1/2/2021	1/2/2023	10,933	10,933	-	241,500	241,500					
Total	$ 691,500				$ 33,433	$ 61,647	$ -	$ 691,500	$ 691,500	$ 19,344	$ 20,604	$ -	$ 450,000	$ 450,000

The convertible notes are convertible into Common Stock at a conversion price. The conversion price for 2019 and 2020 Convertibles is defined as the product of (x) 100% less the Discount and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing or the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the corporate transaction. The conversion price for 2021 convertibles is defined as the capped price or the discount price, whichever is less.

Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(6,262)	$	(45,416)
Valuation Allowance		6,262		45,416
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(70,781)	$	(64,519)
Valuation Allowance		70,781		64,519
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $283,125, and the Company had state net operating loss ("NOL") carryforwards of approximately $283,125. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

The company received $5,000 from the founder's friend in 2019. The loan did not bear any interest and it was repaid in full during 2021.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 15, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C
PDF of SI Website



B2B Purpose-Driven Marketing Platform Driving Better Business Results Through Giving Back

‹ ›
DOWNLOAD

Givsly

B2B purpose-driven marketing platform driving better business results through giving back

Edit Profile

⊡ Follow

$1,000	$10,000,000
Minimum	Valuation cap

INVEST IN GIVSLY

Time Left 59d : 10h : 02m

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: www.givsly.com

Share: f ⚡ in

Givsly is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights

Overview

The Team

Term Sheet

Prior Rounds

Market Landscape

Risks & Disclosures

Data Room

💬 0 comments

❓ FAQs About Investing

✉ Contact SeedInvest

Company Highlights

› In 2021, annual gross revenue surpassed $1.2M (unaudited) and platform activity increased 10x YoY (to ~2K total annual transactions).

› As of April 2022, the company has already closed over 85% of the total revenue produced in 2021 (unaudited).

› Current clients include Meta, Paramount, NBCUniversal, Reddit, Teads, Fox Corporation, and Undertone; and has over 3.5K professionals utilizing Givsly's services.

› Recognized by Fast Company on its 2021 World Changing Ideas list and has been featured in publications like CampaignUS and Mediapost.

› Founded by Chad Hickey, former CRO of Groundtruth (formerly xAd), where he launched the global sales organization and helped grow annual run rate to over $250M; He was also named one of Causeartist's 40 Social Entrepreneurs To Watch in 2021.

Fundraise Highlights

› Total Amount Raised: US $75,000

› Total Round Size: US $750,000

› Raise Description: Pre-Seed

› Minimum Investment: US $1,000 per investor

› Security Type: SAFE Note

› Valuation Cap: US $10,000,000

› Offering Type: Side by Side Offering

Givsly is on a mission to generate good for communities and the environment through marketing and advertising strategies. Givsly's B2B marketing solutions aim to drive better marketing and advertising responses, while making the world a better place.

Givsly believes that providing tools for marketing and advertising strategies is one of the best ways to show how purpose drives profit. Why? 9 out of 10 CMOs believe their company should lead in addressing social and environmental issues. Marketers are also inherently trained to track return on investment via spend, creating a direct correlation between the profit that can be driven from integrating purpose-driven solutions into business strategies. Even in challenging times like the pandemic, great resignation, and inflation, our revenue nearly tripled in 2021 over the year prior as marketers utilize our purpose-driven solutions as a must have to their plans.

There are two key ways to utilize Givsly solutions:

1. Givsly Platform: Marketers can easily access the platform to integrate "off the shelf" solutions into any marketing strategy. Companies currently utilize Givsly's tools for lead generation, content downloads, surveys and much more. By using our tools, our clients are seeing more effective results. Based on these results, we rolled out subscriptions to our clients in 2022 to accelerate our recurring revenue model.

2. Nonprofit API: The API allows companies to integrate our nonprofit partners into their own platform or advertising creative. For example, brands can trigger a nonprofit donation when users engage with their advertising. This drives their ability to support causes important to them while also increasing the performance and engagement of their ad campaign. Clients can access the API through our subscription model plus we charge additional fees based on the volume of transactions each partner is driving.

As Givsly continues to expand our direct integrations with over 300 nonprofits, we will continue to scale our products to integrate purpose anywhere companies look to increase profit.

Gallery

        



2022 Givsly

Copy link

Public Overview Video.

Media Mentions









The Team

Founders and Officers



Chad Hickey

CEO

Chad HIckey has over 17 years of AdTech experience monetizing digital, mobile & measurement platforms. His most notable role was CRO of Groundtruth (formerly xAd) where he started the global sales team and helped grow run rate to over $250M. Chad has managed teams across North America, Europe and Asia Pacific. Chad has known his founding team for over 20 years combined.



Lotta Lautsuo

HEAD OF PRODUCT

Lotta Lautsuo has 20 years experience building digital and mobile platforms. Through her career she has led software development across North America, Latin America and Europe. She has overseen digital product development for clients such as Bloomberg, The New York Times, NBC and others. Lotta has worked with Chad for over 16 years in various roles.



Stephen Anderson

HEAD OF ENGINEERING

Stephen Anderson has over 20 years of engineering experience either building or leading teams who built AdTech solutions, applications, and tech stacks. Throughout his career, he has led engineering teams at Groundtruth (formerly xAd), Nokia and Symbian across multiple countries. At Groundtruth he was responsible for building flagship products like their campaign management and creative solutions platform. He has known Chad for over 10 years.



Susu Grace

HEAD OF EXPERIENCE

Susu Grace has over 7 years experience leading experiences in hospitality and the advertising industry. She has led marketing programs across North America, Asia Pacific and Europe where she managed over 125 global experiences annually at companies like Groundtruth (formerly xAd). She has worked with Chad for over 6 years.

Notable Advisors & Investors

 **Bessie Lee**
Investor, Founder & CEO, Withinlink and Former CEO, WPP China

 **Sean Finnegan**
Investor, Co-Founder and CEO, VO and Former President/CDO at Starcom MediaVest

 **Andrew Mclean**
Investor, Principal Managing Partner, Inventus and Media Former CEO, Mercury Media and PHD

 **Ken Harlan**
Investor, CEO of Mobilefuse

 **Wanda Young**
Advisor, Global CMO of Ford Pro

 **Patrick Schwing**
Advisor, CMO of Arby's and President of Arby's Franchise Association

 **Gayle Meyers**
Advisor, Management Consultant of Winterberry Group and Former CGO of LUMA Partners

 **Travis Freeman**
Advisor, Head of Media at Inspire Brands

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Pre-Seed
Round size:	US $750,000
Raised to date:	US $75,000
	US $0 (under Reg CF only)
Minimum investment:	US $1,000
Target Minimum:	US $500,000

Key Terms

Security Type:	SAFE Note
Conversion discount:	20.0%
Valuation Cap:	US $10,000,000

Additional Terms

Total Amount Raised:
The Total Amount Raised may include investments made outside of the SeedInvest platform, via Regulation D. $145,000 has been raised prior to the launch of the SeedInvest campaign. The earliest investment counted towards the escrow target was made in April 2022.

Custody of shares:
Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.

You are investing in a SAFE:
You are investing in a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.

Closing conditions:
While Givsly has set an overall target minimum of US $500,000 for the round, Givsly must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Givsly's Form C.

Transfer restrictions:
Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised — Engineering, Operations

If Maximum Amount Is Raised — Engineering, Operations, Business Development

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	
Round Size	US $450,000
Closed Date	Mar 31, 2020
Security Type	Convertible Note

Pre-Seed	
Round Size	US $241,500
Closed Date	Feb 28, 2021
Security Type	Convertible Note
Valuation Cap	US $8,000,000

Market Landscape



According to Grand View Research, the global digital marketing software market was $56 billion in 2021 and is expected to have a CAGR of 19% from 2022 to 2030. eMarketer also reports that global digital ad spending was $491 billion and will grow by 16% in 2022. The US will account for almost 42% of that spend.

While marketing software and digital advertising is experiencing significant growth, these solutions are facing substantial challenges in how to break through the clutter of digital messaging fatigue and how to represent corporate values to their customer. Companies know this is vital as 70% of consumers want to know what brands are doing to support social and environmental issues. Givsly provides products that help marketers achieve both goals through one turn-key solution.

Givsly's solutions approach marketing and advertising in two unique ways. First, we incorporate a nonprofit donation into any marketing and advertising message, generating double the response rates compared to industry averages and helping companies break through the digital fatigue. Second, we provide solutions that fit with any strategy. We have off the shelf solutions through our Givsly platform at givsly.com or we can easily integrate into our partners' environments via our APIs. Because we have direct integrations with all of our nonprofit partners, all donations driven by business outcomes are automated and scalable.

When looking at competition, we are one of the only solutions providing a suite of tools that help marketers combine business goals with social impact. Other popular giving solutions like Benevity or Pledge do not focus solely on marketing and advertising. Additionally, popular stand alone products like Cameo, Alyce and Good Loop have validated the market's desire to have features that drive a donation but those companies only have those solutions in their own environment. Givsly wants to provide tools that allow our partners to generate positive impact wherever their customers may be.

Our vision is to incorporate giving back into any place marketers are looking to drive better response while fulfilling their commitments to social and environmental goals.

Risks and Disclosures

The Total Amount Raised may include investments made outside of the SeedInvest platform, via Regulation D. $145,000 has been raised prior to the launch of the SeedInvest campaign. The earliest investment counted towards the escrow target was made in April 2022. There is no guarantee that the Company has this cash available for operations as of the date of launch.

The Company has not filed a Form D for its convertible note offering from March 2020 and February 2021. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The advertising market is an industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Lotta Lautsuo, Stephen Anderson, Susu Grace and Stuart Stoller. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company has outstanding liabilities. The Company owes investors approximately $691,500 in Convertible Notes. The convertible notes are convertible into Common Stock at a conversion price. The conversion price for 2019 and 2020 Convertibles is defined as the product of (x) 100% less the Discount and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing or the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the corporate transaction. The conversion price for 2021 convertibles is defined as the capped price or the discount price, whichever is less.

The company has the following related party transactions. The company received $5,000 from the founder's friend in 2019. The loan did not bear any interest and it was repaid in full during 2021. In 2021 and 2020, the Company paid one of its Board of Directors $6,000 and $7,000, respectively, for providing certain accounting and tax services.

You are investing in a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.

The Company is authorized to issue a large number of additional shares of Common Stock. The Company may decide to raise additional capital through the sale of additional shares of Common Stock in the future, which may cause dilution to the purchasers of Safes. Because the Company is authorized to issue a large number of shares of Common Stock, the Investors in this offering will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control, economic interest and respective percentage ownership of the Company's outstanding stock.

The company's definition of company capitalization does not include stock grants or Safes. These securities have the potential to convert into equity, which may subject investors to material dilution of their overall ownership as a result of additional shares being added to the company's capitalization. Such dilution may reduce the Investor's control, economic interest and respective percentage ownership of the Company's outstanding stock.

The company's definition of liquidity capitalization does not include stock grants or Safes. These securities have the potential to convert into equity, which may subject investors to material dilution of their overall ownership as a result of additional shares being added to the company's capitalization. Such dilution may reduce the Investor's control, economic interest and respective percentage ownership of the Company's outstanding stock.

The Company's Board of Directors (the "Board") has the ability to unilaterally amend the Company's Bylaws. This means that the Board may change the bylaws without any approval of the shareholders. The Board's interests may not always be aligned with those interests of the shareholders. For this reason, you must be willing to accept the risk that the Board may amend the Bylaws in a manner which is negatively impactful to the shareholders.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
> 🗀 Financials (2 files)	May 6, 2022	Folder
> 🗀 Fundraising Round (1 file)	May 6, 2022	Folder
> 🗀 Investor Agreements (1 file)	May 6, 2022	Folder
> 🗀 Miscellaneous (4 files)	May 6, 2022	Folder

Join the Conversation

Be the first to post a comment or question about Givsly.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

> Say something here...

POST

Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Givsly

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Givsly. Once Givsly accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Givsly in exchange for your securities. At that point, you will be a proud owner in Givsly.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Your accredited investor status

5. Social Security Number or passport

6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Givsly has set a minimum investment amount of US $1,000. Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Givsly does not plan to list these securities on a national exchange or another secondary market. At some point Givsly may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Givsly either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Givsly's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Givsly's Form C. The Form C includes important details about Givsly's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck



givsly

B2B Purpose-Driven Marketing Platform Driving Better Business Results Through Giving Back

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements and is under no duty to update any such statements to conform them to actual results.

We believe that to effectively tie **purpose** to **profit**, you must create purpose-based marketing solutions that directly drive **better business outcomes.**

Givsly is a purpose-driven marketing solution enabling companies to produce more effective business outcomes through giving back.


givsly
Search for business professionals, companies or nonprofits...
Donation offers
Professionals
Nonprofits
Log in
Drive better business connections, pipeline and engagement through giving back.
Givsly brings together business results and social impact into one revenue driving solution.
Sign up
Request a demo
500+ companies are using Givsly to connect with customers based on shared values and desire for greater purpose
NBCUniversal
FOX
cnet
yahoo!
LiveRamp

Givsly Provides A Turn-key Way For Companies To Drive Business While Integrating Purpose Into Their Strategies

Sample Use Case

1







Arby's has an ad campaign launching to promote their new sandwich offering

2

9:41
Arby's
Sponsored
CLAIM YOUR FREE DONATION TO FEEDING AMERICA
Arby's
FEEDING AMERICA
Swipe up and Arby's will donate 2 meals to families in need through the Feeding America network of food banks.
Get offer

Arby's integrates Givsly's donation API into their ad creative so that ad engagement potentially increases and Arby's can support causes important to them

3

Dashboard
Conversions
Converted
Pending
Offers converted
82%
Rainforest Trust Environment
Confirmed
159
+ 156
Donations
$ 3 975.00

At the end of the campaign, Givsly provides an impact report back to Arby's on lift in campaign performance and impact to their selected nonprofit

Marketers Know Purpose Driven Marketing Is A Growing Need But Lack Easy Solutions To Meet The Opportunity

WHAT COMPANIES KNOW

95%

of **CMOs believe companies should take the lead** on finding solutions to key societal and cultural issues.

THE COMPANY PROBLEM

3/4

of companies **do not have purpose embedded into their business** to the point of influencing innovation, operations and their engagement with society.

Givsly Sees A Significant Opportunity As Marketers Look For Find Solutions To Meet Business and Societal Expectations

PUBLISHING

Through Group Black, P&G Pledges Nine-Figure Advertising Buy in Black-Owned Media

The collective aims to deploy $500 million by the end of the year

As brands clamour to back causes, Good-Loop raises $6M for its view-to-donate ad platform

Mike Butcher   @mikebutcher / 2:00 AM EST • February 24, 2022   Comment

Byron Allen push leads to IPG Mediabrands committing at least 5% to Black-owned media

"I will not stop until every corporation in America follows their excellent example."

MediaPost Agency Daily

MINT Offers Platform To Offset Carbon Emissions Of Digital Ads

by **Fern Siegel** , March 30, 2022

Who Won Cause Marketing at Super Bowl LVI?

6 Super Bowl ads ranked by social impact.

By Emily Kane Miller / February 14, 2022

Purpose-driven campaigns top Warc Effectiveness 100 ranking

 by Daniel Farey-Jones
March 17, 2022

Givsly Tools Address a $600 Billion+ Market That Will Increasingly Need Purpose-Driven Options



Marketing Software and Digital Advertising TAM (Global) - $638B



■ Digital Marketing Software   ■ Digital Advertising

The Top Companies Are Already Using Givsly To Create Better Business Outcomes







































































acuity
ADCOLONY
ADTHEORENT
BIG HAPPY
cardlytics
c|net
dentsu
dish media
dish | sling
FINECAST
FOX
GroundTruth
group nine
haymarket
HEARST magazines
INDEX EXCHANGE
Initiative
INMOBI
LiveRamp
Meta
mobilefuse
NBCU
OUTFRONT/
Paramount
PULSEPOINT
LEADING HEALTH FORWARD
reddit
sharethis
SMARTLY.IO
SOCi
Taboola
TiVO
Undertone
VISTAR MEDIA
wellnesscoach
yahoo!

Givsly Partners Are Producing More Effective Outreach Results When Incorporating Givsly Tools Into Their Marketing Strategies

CLIENT OUTREACH

Undertone

Instead of offering gift cards, Undertone planted a tree for every meeting booked with clients

7%
of Clients Responded

CORPORATE GIFTING

FOX

Replaced holiday client swag with 1000 meals provided to families as a holiday gift

54%
of Clients Responded

CUSTOMER ENGAGEMENT

c|net

Provided mammograms during October for virtual webinar participants scanning QR code

30%
of Clients Responded

1-5%
CLIENT RESPONSE INDUSTRY AVERAGE

The Customer Feedback To Our Partners Validates The Impact Of Givsly Tools In The Market

Thank you for connecting with me. This is a great idea.

Happy Holidays! Thank you so much for this wonderful donation!

Thank you for this opportunity to give!

What a neat holiday gift! Thank you for this opportunity to give to some meaningful nonprofits.

Thank you for supporting a cause near and dear to my heart.

So proud of our company for giving us the opportunity to learn & contribute toward an amazing cause!

This is such a wonderful idea and so hard to choose between three great organizations. Thank you so much!

This is awesome! Happy to send 2 arrival essential kits to those in need!

Thank you so much for making this donation on our behalf!!

Happy season of giving! Hope this encourages more people to give some time and money to those who need it.

This is a wonderful idea & should be adopted more broadly across the industry!.

Thank you for this opportunity to donate to a great non-profit this holiday season! We appreciate your continued partnership and look forward to 2022.

I love this- thank you for making me a part of it. Happy Holidays!

Love this idea. Thanks for being great partners, and looking forward to 2022!

Love this idea! Thank you for being great partners and looking forward to 2022! Happy Holidays!

Thank you for giving this donation!

Happy holidays, it is great to be included in an effort to help others!

Thanks you for giving back!

Thank you so much for giving me this opportunity to give back in a way that celebrates our partnership, VERY much appreciated and admired in an industry that shows gratitude through material things over giving back.

This is a wonderful gesture, thank you for including us!

Happy holidays and thanks for allowing me to assist with this thoughtful donation!

Love this, thanks for the donation and happy Holidays!!

Happy Holidays - I hope this donation can help those in need during this season (and beyond). I'm so thankful for companies such as this for helping others and really appreciate it.

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

While Companies Are Starting To Incorporate Giving Back Into Their Product, Givsly Is One Of The Only Options Focused On B2B Marketing Solutions

DONATIONS IN		GIVSLY DIFFERENTIATION
OUTREACH		While Cameo focuses primarily on a paid model for connecting with celebrities, Givsly will focus on connecting professionals to drive pipeline velocity and trackable business ROI through supporting nonprofits
GIFTING		Instead of building a robust gifting platform like Alyce, we will become API partners for our nonprofit database for gifting platforms that need a nonprofit option
ADVERTISING		Givsly will outsource our nonprofit database API to creative companies, rather than build a network like Good Loop
EVENTS	Pledge	While Pledge has more of a fundraising focus, Givsly will create B2B event solutions for virtual and in person events that solely focuses on capturing lead data for customers


givsly

Givsly's Expansion Of Clients Investing In Multiple Products In Our Portfolio Has Justified The Launch Of Our Subscription Model

MODEL

Annual Subscription Plus Consumption

**Consumption is defined as the volume of transactions made via Givsly tools.

	2019	2020	2021	2022 TD
Total Contracted Clients	15	20	38	21
Clients Contracted For Multiple Products	0	8	17	14
Percentage of Clients Using Multiple Products	0%	40%	45%	67%
Subscription Clients	-	-	-	9
Percentage of Multiple Product Clients with a Subscription	-	-	-	64%

ANNUAL SUBSCRIPTION: $7,500

✓ No Givsly Platform Fee
✓ Unlimited Bookings
✓ Unlimited Outreach Links and tools
✓ Customized Landing Pages
✓ Customized QR Codes
✓ Customized Quarterly Impact Report
✓ Annual Impact Report
✓ Performance Dashboards
✓ Platform Sponsorship Discounts
✓ API Discounts
✓ BETA Early Access

Growth in partners using multiple Givsly products has justified the launch of our annual subscription model

Givsly's Revenue Growth Proves Market Fit To Build A $70M Annual Business By 2026

$216,901.00
2019
$436,804.00
2020
$1,210,686.00
2021
$2,110,125.80
2022
$3,553,650.00
2023
$10,726,200.00
2024
$32,697,477.00
2025
$69,875,222.40
2026

	2019	2020	2021	2022	2023	2024	2025	2026
Gross Revenue	$216,901	$436,804	$1,210,686	$2,110,125	$3,553,650	$10,726,200	$32,697,477	$69,875,222
Subscription/API Revenue	$-	$-	$-	$300,000	$1,263,375	$7,672,500	$29,002,500	$65,441,250
Subscription/API Companies	-	-	-	33	69	195	585	1,620
Total Givsly Transactions	-	205	1988	754,443	5,765,801	54,167,085	243,522,661	646,730,156
	(actual)	(actual)	(actual)					

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

givsly

Our Team Has Proven That Our Relationships And Experience Will Drive The Business



Chad Hickey

FOUNDER & CEO

- 17+ years of AdTech experience monetizing digital, mobile & measurement platform

- Generated $100M+ revenue/yr. as CRO of xAd/GroundTruth from inception through year 4

- Launched and managed teams across NAM, APAC, & EMEA

- Has known the founding team for over 20 years combined



Lotta Lautsuo

CO-FOUNDER, HEAD OF PRODUCT

- 20 years experience building digital and mobile platforms

- Led software development for clients in NAM, EMEA, and LATAM

- Oversaw digital product development for clients like Bloomberg, The New York Times, NBC & others

- Has worked with Chad for over 16 years in various roles



Susu Grace

CO-FOUNDER, HEAD OF EXPERIENCES

- 7 years experience leading events in hospitality and the advertising industry

- Managed over 125 global experiences annually at xAd/GroundTruth

- Led marketing programs across NAM, APAC and EMEA

- Has known and worked with Chad for over 6 years





Stephen Anderson

HEAD OF ENGINEERING

- 20+ years of engineering experience either building or leading team who built AdTech solutions, applications, and tech stacks.

- Developed flagship products at xAd/Groundtruth for Campaign Management and Creative solutions

- Led engineering teams at xAd/Groundtruth, Nokia and Symbian across multiple countries.

- Has known Chad over 10 years and worked with him over 5 years

Givsly Is Supported By Some Of The Best Professionals In The Marketing Industry

Investors



Andrew McLean

Principal Managing Partner,
Inventus Media
Former CEO, Mercury Media, CEO
PHD Media, CCO GroupM



Bessie Lee

Founder & CEO, Withinlink
Former CEO, WPP China, CEO
GroupM China, CEO Mindshare
China



Sean Finnegan

Co-Founder and CEO, VO
Former President, Chief Digital Officer
at Starcom MediaVest Group



Ken Harlan

Founder & CEO at MobileFuse

Advisors



Patrick Schwing

CMO President of Arby's Franchise
Association
Former P&G Executive



Wanda Young

Global CMO, Ford Pro
Former CMO Samsung, SVP The Walt
Disney Company, VP Media & Digital
Marketing at Walmart



Travis Freeman

Head of Media, Inspire Brands
Former Global Head of Media, Uber
and EVP, Media Vayner Media



Gayle Meyers

Management Consultant,
Winterberry Group
Former CGO of Luma Partners

Givsly strives to be the purpose-driven solution *anywhere* companies look to increase business outcomes and give back.

01. We take the method of traditional tactics in marketing and advertising and apply turn-key purpose driven solutions for business transactions

02. Givsly's platform is already driving at least two times the marketing response rates vs the industry average

03. We are rapidly growing adoption, increasing gross revenue by nearly 3x and platform transactions by almost 10x in 2021

04. We are seeking investment to cover additional resources needed for tech API development givsly

Thank You!

EXHIBIT E

Video Transcript

Givsly's Season Without Swag: Fox Impact.
TOPIC: Givsly's Season Without Swag: Fox Impact - YouTube 00:00:00-00:00:39

SUBTOPIC: Givsly's Season Without Swag: Fox Impact - YouTube 00:00:00-00:00:39

spk_0: At Fox giving is in our D. N. A year after year, we focus on giving to those in

spk_1: Need. We wrapped 2021 no differently by partnering with Givsly's season

spk_0: Without swag and thanking our partners through charitable donations. And because of that, 96 patients were

spk_1: transported to cancer therapy at

spk_0: No cost. 33 nights of

spk_1: immediate care were provided to youth facing homelessness,

spk_0: And more than 54,000 meals were provided to families in need. At Fox, we're committed to causes that reflect our values and create an environment where everyone

spk_1: can thrive. And we've only just begun.

Public Overview Video.
TOPIC: 2022 Givsly - YouTube 00:00:00-00:03:16

SUBTOPIC: 2022 Givsly - YouTube 00:00:00-00:03:16

spk_0: I started the company because my background is sales leadership and I have run sales teams that used getting back into the community and using values as a way of connecting with their clients. And I saw firsthand how that developed not only stronger relationships and business, but it also was a way of helping people that needed it. So I wanted to create a company that allowed marketing and sales organizations the opportunity to not only drive better business outcomes but also achieved growing social and environmental expectations. I knew firsthand that incorporating purpose led approaches into marketing tactics like downloading content, nurturing leads, customer outreach and more worked better than traditional tactics.

spk_1: I think the thing that is most exciting me about Givsly today is really our transformation. There have been partners who have been with us from the start and so many new partners were starting to work with and what's really incredible is how no matter if you're a big or small organization, there are so many ways that we can help you as a business achieve your business goals while supporting all of the communities through our nonprofit partnerships.

spk_2: I think for for Givsly the fact that we have a good amount of data about how people convert for business and then we understand how people, what kind of purpose interest they have, who they want to support. And also kind of what the trends are in in terms of nonprofits today by combining those together and using obviously the machine intelligence that's available today, we can really benefit both our customers as well as the nonprofits that are on Givsly the platform.

spk_3: It was really good and rewarding. I was able to learn about a business that I otherwise wouldn't have had contact with. Um, so that was great. It was well qualified and arrange, so having the opportunity to look at who we were meeting, make sure there was mutual interest there and spend the time. And then it's also rewarding at the end knowing that it's all going to a good cause um, and we can, you know, look at each other and say we learned a little bit about each other's businesses, but we did something really important with our day as well by helping other people

spk_4: working with Givsly has been so amazing. And not only do they make my life easier as a marketer because I'm able to do so many things. I wouldn't have been able to do meet goals and get our sales team in front of the right people that are doing something that nobody else is doing. Um, they've allowed us to get introduced to new companies, they've allowed us to do good um, and pay it forward and not even just in new york, but across the country.

spk_0: So as we look to the future, Givsly is really focused on how we can make the platform more intelligent so that we can connect people on shared values. Our goal for the future is to incorporate, Givsly tools into creative strategies, event engagement and client appreciation, while also providing solutions to other platforms where they need some type of nonprofit solution.